Mail Stop 4720

March 11, 2010

Eugene Seymour
Chief Executive Officer and Acting Financial Officer
Nanoviricides, Inc.
135 Wood Street
Suite 205
West Haven, Connecticut 06516

> **Re:** **Nanoviricides, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 4, 2010**
> **File No. 333-165221**

Dear Mr. Seymour:

We have limited our review of the above referenced registration statement to only those issues identified herein. Where indicated, we think you should provide additional disclosure in response to these comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or additional disclosure is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form S-3 filed March 4, 2010

Incorporation of Certain Documents by Reference, page 19

1. We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the following:

   - Form 8-K (Items 1.01, 3.02 and 9.01) filed July 10, 2009; and

   - Form 8-K (Items 1.01, 3.02 and 9.01) filed October 5, 2009.

   Please revise the list of documents to be incorporated by reference on page 19 to include these filings.

Signatures, page 25

2. We note that you, as chief executive officer and acting chief financial officer, have signed the Form S-3 on behalf of the registrant and in each of those capacities, but that the filing has not been signed by the company's controller or principal accounting officer as required by Form S-3. Please amend your filing to include the signature of the company's controller or principal accounting officer. If you are also the company's controller or principal accounting officer, please indicate beneath your signature that you are also signing the Form S-3 in the capacity of controller or principal accounting officer. See Instructions 1 and 2 to the Signatures section of Form S-3 for further information.

Exhibit Index, page 26

3. We note that you have not indicated where the form of indenture listed as Exhibit 4.2 is filed. If the form of indenture has previously been filed by the company, please revise your exhibit index to incorporate the document by reference from a previous filing. If the document has not yet been filed, please file a copy with your amendment to the Form S-3.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Peter Campitiello, Esq.
Tarter Krinsky & Drogin LLP
1350 Broadway
New York, New York 10018